Exhibit 99.1

WiLAN Reports Second Quarter 2012 Financial Results

Company increases quarterly dividend

OTTAWA, Canada – August 2, 2012 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced financial results for the second quarter of fiscal year 2012 ended June  30, 2012. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter 2012 Highlights

•	Increased quarterly dividend by 16%.
•	Revenues of $20.8 million, exceeding our guidance of $19.7 million.
•	Adjusted earnings* of $10.1 million, or 8 cents per share, exceeding our guidance of $9.1 million.
•	Three licenses signed including one with Bomgar Corporation, the first license signed by WiLAN and partner 01 Communique, which settled litigation launched in January 2012.
•	Markman order issued in 3GPP litigation.
•	United States Patent and Trademark Office confirmed the validity of all the claims in WiLAN's U.S. Patent No. 5,828,402 and allowed more than 30 new claims.
•	Returned $6.9 million to shareholders in dividend and share buyback payments.
•	Generated $12.3 million in cash from operations; held cash and cash equivalents and short-term investments of $191.1 million at June 30, 2012.

“WiLAN delivered strong revenue and adjusted earnings in the second quarter of 2012,” said Jim Skippen, President & CEO. “The Company signed three new licenses during the quarter which contributed to our revenue exceeding guidance. Our adjusted earnings of $10.1 million or 48% of revenue, also exceeded guidance and demonstrates the profitability of our business model.”

Added Skippen, “With the strong financial performance of our business and the confidence that we have in the future, we are investing more of our free cash flow at this time in dividend payments to shareholders. As financial conditions permit, we plan to continue to consider the possibility of future dividend increases on a regular basis.”

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“We are very pleased that our Gladios IP team, and partner 01Communique, signed their first license. The agreement, with Bomgar Corporation, is an important step in what we believe will be a very successful licensing program. Another positive development in our business was the validation of our U.S. Patent No. 5,828,402 by the United States Patent and Trademark Office strengthens our Digital TV licensing program,” said Skippen.

Eligible Dividend

The Board of Directors has declared an eligible dividend of CDN $0.035 per common share to be paid on October 5, 2012 to shareholders of record on September 14, 2012.

Second Quarter 2012 Revenue Review

In the three month period ended June 30, 2012, WiLAN generated revenues of $20.8 million, as compared to $27.4 million in the three month period ended June 30, 2011. The increase over guidance is due to the signing of additional license agreements with payments occurring in the quarter. For the three month period ended June 30, 2012, the top 10 licensees accounted for 86% of revenues, whereas the top 10 accounted for 79% of revenues in the three month period ended June 30, 2011.

Second Quarter 2012 Operating Expense Review

In the three month period ended June 30, 2012, cost of revenue expenses totaled $7 million as compared to $6.4 million in the three month period ended June 30, 2011. The increase in expenses for the three and six months ended June 30, 2012 is primarily attributable to an increase in compensation costs as a result of increased staffing levels, and amortization expense as a result of patent acquisitions we completed during fiscal 2011, partially offset by a decrease in third-party royalties.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Cost of revenue	$864	$884	$2,157	$1,744
Amortization of patents	5,922	5,322	11,851	10,328
Stock-based compensation	236	167	460	293
	$7,022	$6,373	$14,468	$12,365

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Research and Development costs, inclusive of the costs related to the management and maintenance of the Company’s patent portfolio as well as the costs of its research efforts increased over the comparable period last year principally as a result of increased level of staff and increased costs associated with the size and breadth of our patent portfolio.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Research and development	$1,874	$1,489	$4,277	$2,778
Depreciation	112	51	216	75
Stock-based compensation	(6)	97	258	247
	$1,980	$1,637	$4,751	$3,100

The $4.8 million invested in research and development in the first six months of fiscal 2012 included patent administration cash expenses of $2.1 million and technical research and product development cash expenses of $2.2 million spent across two separate technology and product development initiatives. The investment in technical research and development in the first six months of 2012 was more than double the investment made in the comparison period last year.

Considering the significantly higher investment that would be required to move the product development initiatives towards becoming full-fledged product companies, WiLAN made the decision in the second quarter of 2012 to streamline our efforts to focus on technical research for the purpose of generating patents. This change reduced the number of staff working on technical research and product development by approximately 50%, which resulted in a restructuring charge of approximately $418,000 being incurred in the second quarter. With this change, the Company expects its technical research expenses to remain below $2 million per year for the foreseeable future.

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Marketing, general and administrative (“MG&A”) expenses represent the cost of litigation and all corporate services. For the three months ended June 30, 2012, MG&A expenses amounted to $9.2 million or 44% of revenues as compared to $5.7 million or 21% of revenue for the three months ended June 30, 2011. The increase in spending for the three months ended June 30, 2012 is primarily attributable to an increase in litigation expenses partially offset by a decrease in incentive costs.

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Marketing, general and administrative costs	$2,353	$2,177	$4,810	$3,911
Litigation expense	5,839	2,276	9,697	13,642
Incentive costs	-	548	-	1,072
Asset write-off related to restructuring	209	-	209	-
Depreciation	137	109	272	199
Stock-based compensation	646	581	1,213	991
	$9,184	$5,691	$16,201	$19,815

For the three months ended June 30, 2012, litigation expenses amounted to $5.8 million compared to $2.3 million for the same period last year. The increase in litigation expenses is attributable to increased level of discovery activities in patent infringement litigations in the U.S. District Court for the Eastern District of Virginia, prior to its settlement, and the U.S. District Court for the Southern District of Florida, extensive preparation for the claims construction hearing, that took place on April 26, 2012, in our action against eight major companies including Alcatel Lucent USA Inc. and HTC Corporation before the U.S. District Court for the Eastern District of Texas with respect to four of WiLAN’s U.S. patents, and activity in the appeal of the summary judgment ruling in our litigation involving LG.

At June 30, 2012, the Company’s net cash, comprised of cash and cash equivalents and short-term investments, totaled $191.1 million, representing a decrease of $242.6 million from the net cash position at December 30, 2011. The decrease is primarily attributable to the repayment of the remaining aggregate principal amount of the outstanding Debentures and accrued and unpaid interest totaling $233.2 million and the repurchase of common shares under the normal course issuer bids totaling $14.6 million. The Company’s cash equivalents and short-term investments include T-bills, term deposits and GICs.

During the second quarter ended June 30, 2012, the Company generated $12.3 million of cash from operations and returned $6.9 million to shareholders in share buyback and dividend payments.

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Second Quarter 2012 Earnings Review

In the second quarter ended June 30, 2012, WiLAN generated adjusted earnings of $10.1 million or 8 cents per share as compared to $20.8 million, or 17 cents per share, in the comparative period.

The Company’s GAAP earnings amounted to a loss of $0.1 million, or nil per share on a basic level, in the three month period ended June 30, 2012, as compared to GAAP earnings of $10.3 million, or 8 cents per share on a basic level, in the same period last year.

The decrease in adjusted and GAAP earnings between the reporting periods is primarily attributable to lower revenues and higher investment in litigation for the purpose of driving future revenue growth.

Third Quarter 2012 Financial Guidance

For the third quarter 2012 ending September 30, 2012, the Company expects revenue to be at least $19.9 million. This revenue guidance does not include the potential impact of any new agreements that may be signed during the balance of the third quarter of 2012 or the potential impact of any royalties identified in audits conducted by the Company. Operating expenses for the third quarter are expected to be in the range of $10.6 million to $12.6 million of which $5.5 million to $7.0 million is expected to be litigation expense. For the third quarter of 2012, and assuming no additional agreements are signed, adjusted earnings are expected to be in the range of $7.5 million to $9.5 million.

The above statements are forward-looking and actual results may differ materially. The “Forward-looking Information” section at the end of this press release provides information on various risks and uncertainties that the Company faces. Additional information identifying risks and uncertainties relating to the Company’s business are discussed in greater detail in the “Risk Factors” section of WiLAN’s AIF for the 2011 fiscal year dated March 9, 2012 (copies of which may be obtained at www.sedar.com or www.sec.gov). Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The Company’s revenues result primarily from the licensing of intellectual property which, by its very nature, is directly affected by the timing of the closure of license agreements, the nature and extent of specific licenses including actual rates, product sales by licensees which can be subject to seasonality as well as overall market demands and the timeliness of the receipt of licensee royalty reports. In addition, certain revenues may be of a one-time nature.

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The above guidance for the three month period ended September 30, 2012 reflects our current business indicators and expectations and is subject to fluctuations in foreign currency exchange rates. Due to their nature, certain income and expense items, such as significant settlements from companies involved in current enforcement actions, brokerage opportunities, new significant litigation or defense actions that could arise during the quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual revenues reported may exceed the guidance provided due to the receipt of royalty reports, signing of new license agreements and completion of licensee audits, all after the guidance is provided.

WiLAN’s imperative is to negotiate the best possible license as measured over the long-term and accordingly, the timing of actual license signings may vary from that forecasted. Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

Conference Call Information – August 2, 2012 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time (ET). WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will be on the call.

Calling Information

A live audio webcast will be available at

http://www.investorcalendar.com/IC/CEPage.asp?ID=169149

•	To access the call from Canada and U.S., dial 1.877.407.0782 (Toll Free)
•	To access the call from other locations, dial 1.201.689.8567 (International)

Replay Information

The call will be available at http://www.investorcalendar.com/IC/CEPage.asp?ID=169149 and accessible by telephone until 11:59 PM ET on November 2, 2012.

Replay Number (Toll Free): 1.877.660.6853

Replay Number (International): 1.201.612.7415

Replay passcodes (both required for playback)

•	Account #: 286
•	Conference ID #: 397538

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About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 260 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Note

(*) WiLAN follows GAAP in preparing its interim and annual financial statements. Adjusted Earnings are earnings from continuing operations before stock-based compensation expense, depreciation and amortization expense, interest expense, unrealized foreign exchange gains or losses, provision for income taxes and certain other non-cash, one-time, or non-recurring charges.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases “will be”, “strengthens”, “to be”, “Company expects”, “are expected”, “may be”, “potential impact” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 9, 2012 annual information form for the year ended December 31, 2011 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

- ## -

For Media inquiries, please contact: Kathryn Hughes Director, Marketing & Communications O: 613.688.4897 C: 613.898.6781 E: khughes@wilan.com

For Investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Tyler Burns

Director, Investor Relations

O: 613.688.4330

C: 613.697.0367

E: tburns@wilan.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue
Royalties	$20,791	$27,419	$45,484	$53,764
Brokerage	-	-	-	-
Total Revenue	$20,791	$27,419	$45,484	$53,764

Operating expenses
Cost of revenue	7,022	6,373	14,468	12,365
Research and development	1,980	1,637	4,751	3,100
Marketing, general and administration	9,184	5,691	16,201	19,815
Realized foreign exchange (gain) loss	(26)	64	(20)	404
Unrealized foreign exchange (gain) loss	1,105	(373)	(4,271)	(2,862)
Restructuring charges	418	-	418	-
Total operating expenses	19,683	13,392	31,547	32,822
Earnings from operations	1,108	14,027	13,937	20,942
Investment income	182	465	904	782
Interest expense	-	-	(1,126)	-
Debenture financing, net	-	-	(31,138)	-
Earnings (loss) before income taxes	1,290	14,492	(17,423)	21,724

Provision for (recovery of) income tax expense
Current	697	717	1,922	1,724
Deferred	742	3,476	(4,785)	(10,098)
	1,439	4,193	(2,863)	(8,374)
Net earnings (loss)	(149)	10,299	(14,560)	30,098

Other comprehensive income
Cumulative translation adjustment	-	-	-	(9,830)
Comprehensive income (loss)	$(149)	$10,299	$(14,560)	$20,268

Earnings (loss) per share
Basic	$0.00	$0.08	$(0.12)	$0.25
Diluted	$0.00	$0.08	$(0.12)	$0.25

Weighted average number of common shares
Basic	121,338,319	122,391,639	121,577,498	119,751,247
Diluted	121,338,319	124,821,577	121,577,498	122,365,607

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	June 30, 2012	December 31, 2011
Current assets
Cash and cash equivalents	$189,571	$432,186
Short-term investments	1,562	1,524
Accounts receivable	1,109	2,153
Prepaid expenses and deposits	1,505	290
Deferred financing costs	-	1,716
Deferred tax asset	1,887	-
	195,634	437,869

Furniture and equipment, net	1,403	1,769
Patents and other intangibles, net	106,971	118,645
Deferred tax asset	19,132	18,086
Goodwill	12,623	12,623
	$335,763	$588,992

Current liabilities
Accounts payable and accrued liabilities	$18,795	$22,169
Due to related party	-	7,102
Current portion of patent finance obligation	2,517	2,458
Deferred tax liability	-	1,851
Debentures	-	203,855
	21,312	237,435

Patent finance obligation	3,929	5,189
Success fee obligation	11,864	15,212
	37,105	257,836
Shareholders' equity
Capital stock	430,133	436,606
Additional paid-in capital	9,938	14,061
Accumulated other comprehensive income	16,225	16,225
Deficit	(157,638)	(135,736)
	298,658	331,156
	$335,763	$588,992

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash generated from (used in)
Operations
Net earnings (loss)	$(149)	$10,299	$(14,560)	$30,098
Non-cash items
Stock-based compensation	876	845	1,932	1,531
Depreciation and amortization	6,171	5,482	12,337	10,602
Foreign exchange (gain) loss	798	(527)	1,131	(3,205)
Deferred financing costs	-	-	1,746	-
Accretion of debt discount	-	-	25,175	-
Disposal of assets	209	-	209	-
Deferred income tax recovery	742	3,476	(4,785)	(10,098)
	8,647	19,575	23,185	28,928
Change in non-cash working capital balances
Accounts receivable	1,680	(980)	1,044	(1,738)
Prepaid expenses and deposits	(553)	(222)	(1,215)	(499)
Accounts payable and accrued liabilities	2,542	1,961	2,402	2,588
Due to related party	-	-	(7,102)	-
Cash generated from operations	12,316	20,334	18,314	29,279
Financing
Proceeds on sale of common shares, net	-	-	-	72,035
Dividends paid	(3,679)	(3,108)	(6,720)	(4,407)
Success fee obligation	(9,745)	-	(9,745)	-
Repayment of convertible debentures	-	-	(233,247)	-
Common shares repurchased under normal course issuer bid	(3,171)	-	(14,638)	-
Common shares issued for cash on the exercise of options	979	2,864	1,994	4,970
Common shares issued for cash from Employee Share Purchase Plan	116	87	116	87
Cash (used in) generated from financing	(15,500)	(157)	(262,240)	72,685
Investing
Sale (purchase) of short-term investments	32	(2,330)	(38)	(2,846)
Purchase of furniture and equipment	(222)	(445)	(331)	(953)
Purchase of patents	(690)	(8,688)	(1,376)	(9,367)
Cash used in investing	(880)	(11,463)	(1,745)	(13,166)
Foreign exchange gain (loss) on cash held in foreign currency	(798)	527	3,056	3,205

Net cash and cash equivalents (used in) generated in the period	(4,862)	9,241	(242,615)	92,003
Cash and cash equivalents, beginning of period	194,433	165,398	432,186	82,636
Cash and cash equivalents, end of period	$189,571	$174,639	$189,571	$174,639

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to Adjusted Earnings

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net earnings (loss) under GAAP	$(149)	$10,299	$(14,560)	$30,098

Adjusted for:
Unrealized foreign exchange gain	1,105	(373)	(4,271)	(2,862)
Depreciation and amortization	6,171	5,482	12,338	10,602
Stock based compensation	876	845	1,931	1,531
Restructuring charges	418	-	418	-
Asset write-off related to restructuring	209	-	209	-
Interest expense	-	-	1,126	-
Debenture financing, net	-	-	31,138	-
Income tax expense (recovery)	1,439	4,193	(2,863)	(8,374)
Adjusted earnings	$10,069	$20,446	$25,466	$30,995

Adjusted earnings per basic share	$0.08	$0.17	$0.21	$0.26

Weighted average number of common shares
Basic	121,338,319	122,391,639	121,577,498	119,751,247
Diluted	121,338,319	124,821,577	121,577,498	122,365,607

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